

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2012

Via E-mail
Mr. Jun Wu
Chief Financial Officer
AsiaInfo-Linkage, Inc.
4th Floor, Zhongdian Information Tower
6 Zhongguancun South Street, Haidian District
Beijing 100086, China

>   **Re:**   **AsiaInfo-Linkage, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 28, 20120**
>   **File No. 001-15713**

Dear Mr. Wu:

      We have reviewed your letter dated July 2, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 56

1.   We note your response to prior comment 2 and the reasons for the increase in DSO between 2009 and 2011 for the first customer listed in Appendix 1 of your July 2, 2012 response letter. To the extent the impact of the increase in unbilled receivables resulting from the undertaking of more complicated software and solution services and longer implementation phases is material, we believe that you should disclose this information in explaining material changes in DSO. Additionally, please disclose if this represents a trend that you expect to impact DSO in future periods, if applicable. Additionally,

please confirm if you invoice your customers upon meeting the milestones described in your contracts or if there is any significant delay in the timing of sending the invoice after completing the milestone. Finally, as it relates to the sales and marketing strategy you describe, please confirm how you analyze the payment terms extended to such customers to ensure that collection is probable/reasonably assured in order to meet revenue recognition criteria at the time of the sale.

2.   We note your response to prior comment 4. Since the reserves discussed in prior comment 5 are calculated based upon PRC GAAP, we believe it may be beneficial to describe differences between PRC GAAP and US GAAP if they are significant. For example, you may consider indicating that PRC GAAP and US GAAP for the company may vary materially or that the most significant difference between PRC GAAP and US GAAP for the calculation of profit and loss relates to the timing of recognition of revenue. It may be more relevant to provide this information in your disclosures of Note 20 rather than in your liquidity discussion.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief